UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)                       ☐ Form 10-K    ☐ Form 20-F   ☐Form 11-K    ☒ Form 10-Q    ☐Form N-SAR

For Period Ended: September 30, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:_____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                           N/A

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Quadrant 4 System Corporation

Former Name if Applicable:

Address of Principal Executive Office
Street and Number:	2850 Golf Road, Suite 405,

City, State and Zip Code:	Rolling Meadows, IL 60008

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant is currently reviewing the possible need to amend filings for periodic reports for prior periods which would, if necessary, necessitate a revision of the manner in which financial statements are to be presented for the report for the third quarter 2011 under form 10Q and was not able to complete the review based on the complexity of certain recent acquisitions of assets during previous quarters.

As a result of these events, the Company was not able, without unreasonable effort or expense, to conclude all of the processes and procedures necessary for it to complete the preparation of its consolidated financial statements (including those related to the controlled subsidiaries and businesses acquired as described above) and to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 within the period prescribed for the filing of such report.  The Company anticipates that it will complete such processes within the five day period prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Dhru Desai	(732) 798-3000
	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s)
		Yes ☒	No ☐
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		Yes ☐	No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

QUADRANT 4 SYSTEM CORPORATION
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2011	By:	/s/Dhru Desai
		Name:	Dhru Desai
		Title:	Chief Financial Officer